Innovation Access Fund

350 Madison Avenue, 20th Floor

New York, NY 10017

October 23, 2024

via edgar

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Innovation Access Fund (the “Fund”)

(File No. 811-23777)

Request to Withdraw Registration Statement on Form N-2

Ladies and Gentlemen:

We hereby request withdrawal of the Fund’s registration statement on Form N-2 that was filed on March 10, 2022, together with all exhibits thereto (the “Registration Statement”) (Accession No. 0001206774-22-000658), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Fund is withdrawing the Registration Statement because public offering of the Fund’s shares is no longer contemplated. The Registration Statement has not yet been declared effective and no securities have been sold pursuant to the Registration Statement.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call George M. Silfen, Esq. at (212) 715-9522.

Sincerely,

/s/ Gregory D. Jakubowsky

Gregory D. Jakubowsky

Initial Trustee

Innovation Access Fund